SPARX FUNDS TRUST
Rule 18f-3 Plan

           Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that the Board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.

           The Board of SPARX Funds Trust (the "Trust"), including a majority of the Trustees who are not "interested persons" as defined in the 1940 Act, has determined that the following plan is in the best interests of each Trust series listed on Schedule A attached hereto (each, the "Fund") as a whole, and each Fund class individually:

           1. Class Designation: Fund shares shall be divided into Investor shares and Institutional shares.

           2. Differences in Services: The services offered to shareholders of each Class shall be substantially the same, except that the Automatic Investment Plan shall be available only to holders of Investor shares.

           3. Differences in Shareholder Servicing and Distribution Arrangements: Investor shares shall be subject to an annual service and distribution fee at the rate of .25% of the value of the average daily net assets of such class pursuant to a Shareholder Servicing and Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act.

           4. Expense Allocation. The following expenses shall be allocated, to the extent practicable, on a class-by-class basis: (a) fees under the Shareholder Servicing and Distribution Plan; (b) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific class; (c) Securities and Exchange Commission and Blue Sky registration fees incurred by a specific class; (d) the expense of administrative personnel and services as required to support the shareholders of a specific class; (e) litigation or other legal expenses relating solely to a specific class; (f) transfer agent fees identified by the Fund's transfer agent as being attributable to a specific class; and (g) Board members' fees incurred as a result of issues relating to a specific class. Expenses not allocated to a specific class shall be allocated to each class based on the net assets of that class in relation to the net assets of the Fund.

Effective: October 30, 2003

SCHEDULE A

Name of Fund SPARX Japan Fund	Date Plan Adopted October 30, 2003